EXHIBIT 99.1

HEXO Corp announces US production facility in Colorado

OTTAWA, May 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced Purchase and Sale Agreements in relation to its first US production facility, through a wholly owned US subsidiary. The ~50,000 sq. ft. facility, located in Northern Colorado, will provide US CPGs and consumers access to the Powered by HEXO® technology.

“Signing the Purchase and Sale Agreements is an important milestone as we continue to expand into the US market. The Colorado facility will be instrumental to successfully executing on our US strategy, which includes the supply of high quality Powered by HEXO ® technology to our current and potential multinational CPG partnerships in the United States,” said HEXO CEO and co-founder Sebastien St-Louis. “The facility will provide HEXO with the necessary infrastructure to begin production and enable the Company to continue expanding our joint-venture with Molson Coors to create Truss CBD-infused beverages, while also creating the necessary capacity to support future, non-beverage CPG partnerships.”

The Colorado production facility, HEXO’s first in the US, is zoned for production of a full range of cannabinoids and offers multiple operational capabilities. The site will support Powered by HEXO initiatives across the country, in compliance with all applicable laws and regulations.

Powered by HEXO® is the trusted solution for leading CPG companies to safely enter the cannabinoid market, combining HEXO's expertise in cannabis with CPG partners’ expertise in their industries to co-develop best-in-class cannabinoid-infused products.

The closing of the transaction is subject to a due diligence period as well as usual customary closing conditions, which is anticipated in the fourth quarter.

About HEXO (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market under HEXO medical cannabis. For more information, please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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